UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 20, 2004

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
October 20, 2004

Item 2.02 Results of Operations and Financial Condition

On October 20, 2004, First Midwest Bancorp, Inc. issued a press release announcing its earnings results for the quarter and nine-month periods ended September 30, 2004. This press release, dated October 20, 2004, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

99   Press Release issued by First Midwest Bancorp, Inc. dated October 20, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
(Registrant)


Date: October 20, 2004   /s/ STEVEN H. SHAPIRO
                                          Steven H. Shapiro
                                          Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 400
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO]   **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE   **CONTACT:**   **Michael L. Scudder**

                                                  EVP, Chief Financial Officer
                                                  (630) 875-7283

TRADED: Nasdaq   **Steven H. Shapiro**

SYMBOL: FMBI   **EVP, Corporate Secretary**

                                                  (630) 875-7345

                                                  www.firstmidwest.com

FIRST MIDWEST REPORTS THIRD QUARTER 2004 RESULTS

3rd QUARTER 2004 HIGHLIGHTS:

- **EPS of $0.54: Improved From Third Quarter 2003**

- **Commercial Loan Growth: 9.9% Y.T.D. Annualized**

- **Nonperforming Loans Improved: 10% Decrease From 2Q04**

- **Efficiency Ratio Solid: 49.6%**

ITASCA, IL, OCTOBER 20, 2004 – First Midwest Bancorp, Inc. ("First Midwest") **(Nasdaq: FMBI)** today reported that its net income for third quarter ended September 30, 2004 was $25.2 million, or $0.54 per diluted share. This represented an increase of 20% on a per diluted share basis as compared to 2003's third quarter earnings of $21.2 million and $0.45 per diluted share. First Midwest's 2004 third quarter diluted earnings per share improved 6.0% from third quarter 2003 after excluding from both periods the impact on performance of net security gains and losses and debt extinguishment losses. First Midwest's annualized return on average assets was 1.45% for third quarter 2004, as compared to 1.33% for third quarter 2003, and annualized return on average equity was 19.03% for third quarter 2004, as compared to 16.73% for third quarter 2003.

For the first nine months of 2004, net income increased 8.2% on a per diluted share basis to $1.58 per diluted share, or $73.9 million, as compared to the same period in 2003 of $1.46 per diluted share, or $68.6 million.

"We are pleased to report another solid quarter of performance, which reflects both demand deposit account growth and continued progress in booking new commercial and retail home equity loans," said First Midwest President and Chief Executive Officer John O'Meara. "This momentum demonstrates the effectiveness of our unique relationship-based sales focus, which we believe drives our long-term success."

"We currently anticipate diluted earnings per share in fourth quarter 2004 to be $0.53 to $0.55, up from $0.52 in fourth quarter 2003. This would result in full year 2004 earnings of $2.11 to $2.13, an improvement of 7% to 8% over 2003. Fourth quarter performance expectations assume a stable net interest margin, as higher short-term rates are expected to produce enhanced loan yields partially offset by higher amortization expenses from accelerated mortgage backed securities prepayments. The fourth quarter should also see somewhat higher credit costs relating to the remediation of certain CoVest loans as well as higher costs associated with corporate and regulatory compliance mandates."

Net Interest Margin

First Midwest's net interest income increased 10.6% to $57.5 million in third quarter 2004 as compared to $52.0 million in 2003's third quarter. This improvement resulted from the $534.9 million increase in average interest-earning assets from third quarter 2003, primarily the result of the acquisition of CoVest on December 31, 2003. Net interest margin for third quarter 2004 was 3.90%, unchanged from third quarter 2003 and up from 3.81% on a linked-quarter basis. The margin improvement from second quarter 2004 to third quarter 2004 resulted from earning assets repricing more quickly than paying liabilities as the targeted Federal Funds rate increased 75 basis points beginning on June 30, 2004 and mortgage prepayments slowed.

Loan and Deposit Growth

First Midwest's total loans of $4.2 billion at September 30, 2004 increased 20.5% from September 30, 2003, primarily due to the acquisition of $531 million in loans from CoVest on December 31, 2003. Since year-end 2003, First Midwest's total loans increased 3.6% as commercial, agricultural, commercial real estate, and home equity consumer loan categories grew. Commercial loan growth trends remain favorable, and commercial loans outstanding as of September 30, 2004 have increased by 7.4%, or 9.9% annualized, compared to December 31, 2003.

Consumer home equity loans increased 3.4% on a linked-quarter basis and 7.9% from December 31,

2003, reflecting continued sales success. Indirect consumer loans outstanding totaled $332.0 million as of September 30, 2004, down 5.0% from June 30, 2004, reflecting First Midwest's decision to de-emphasize its indirect auto lending activities.

Total average deposits for the third quarter of 2004 were $4.9 billion as compared to $4.5 billion for third quarter 2003. The increase largely reflects the acquisition of $465.7 million in deposits from CoVest on December 31, 2003.

Although essentially unchanged from second quarter 2004, total average transactional deposits for third quarter 2004 reflects improved demand deposit growth. In comparison to second quarter 2004, demand deposits for the third quarter of 2004 increased 2.4% as the result of seasonal business account growth and targeted sales focus.

Securities Portfolio

As of September 30, 2004, First Midwest's securities portfolio totaled $2.2 billion, down 5.5% as compared to December 31, 2003 and 3.9% as compared to September 30, 2003. Unrealized security gains as of September 30, 2004 totaled $20.3 million as compared to total unrealized losses of $17.6 million as of June 30, 2004. The $37.9 million improvement over June 30, 2004 reflects the impact of changing market rates and securities purchases and sales during the quarter.

Net realized security gains totaled $748,000 for third quarter 2004, representing realized gains of $6.3 million over realized losses of $5.5 million. Realized gains resulted from the sale of fixed rate, long-term municipal securities during the course of the third quarter of 2004 as First Midwest sought to take advantage of market conditions, reduce its exposure to rising short-term interest rates and improve liquidity. Realized losses resulted primarily from the impairment recognized on September 30, 2004 of a single, FNMA preferred stock investment that was deemed to be "other-than-temporarily" impaired.

Noninterest Income and Expense

First Midwest's total noninterest income for third quarter 2004 was $18.8 million, up 19.3% as compared to $15.8 million for third quarter 2003. Excluding the impact of net security gains and losses and debt extinguishment losses from both periods, noninterest income decreased 6.9% from third quarter 2003, due in part to the receipt in 2003 of $1.1 million in insurance-related proceeds.

Total noninterest expense for third quarter 2004 increased $2.8 million to $40.4 million, an increase of 7.5% from third quarter 2003. This increase reflects additional expenses associated with operating the CoVest franchise, including employee-related expense, net occupancy and equipment costs and core deposit intangible amortization. In addition, this increase also reflects comparatively higher expenses for incentive-related compensation programs and increased fees for professional and audit-related services. These increases were partially offset by lower data processing costs. As a result, First Midwest's efficiency ratio was 49.6% for third quarter 2004, as compared to 48.7% for third quarter 2003 and 49.9% for second quarter 2004.

Credit Quality

Nonperforming assets totaled $26.8 million as of September 30, 2004, down from $29.2 million as of June 30, 2004 and down from the $28.9 million as of December 31, 2003.

At September 30, 2004, nonperforming loans represented 0.53% of total loans, down from 0.59% as of June 30, 2004 and 0.57% at December 31, 2003. Loans past due 90 days and still accruing totaled $3.1 million at September 30, 2004, a decrease from $4.2 million as of June 30, 2004 and from $3.4 million as of December 31, 2003.

Net charge-offs for third quarter 2004 were 0.30% of average loans as compared to 0.23% for second quarter 2004 and 0.30% for third quarter 2003. The ratio of the reserve for loan losses to total loans as of September 30, 2004 was 1.35%, while the provision for loan losses exceeded net charge-offs. The reserve for loan losses at September 30, 2004 represented 255% of nonperforming loans.

Capital Management

As of September 30, 2004, First Midwest's Total Risk Based Capital ratio was 11.66%, and its Tier 1 Risk Based Capital ratio was 10.57%. The ratios were improved from the Total Risk Based Capital and Tier 1 Risk Based Capital levels of 10.55% and 9.48%, respectively, as of September 30, 2003. First Midwest's Tier 1 Leverage Ratio of 8.13% as of September 30, 2004 improved from 7.02% as of September 30, 2003. The improvement in these ratios primarily reflects the inclusion of $125 million in trust preferred securities that were issued during the fourth quarter of 2003. These ratios all exceeded the regulatory minimum levels to be considered a "well capitalized institution."

During the third quarter of 2004, First Midwest returned to its shareholders $0.22 per share in the form of dividends, up 15.8% from 2003's third quarter dividend of $0.19 per share. In addition, during the third quarter of 2004, First Midwest repurchased 284,277 shares of its common stock at an average price of $33.68 per share. For the first nine months of 2004, First Midwest repurchased 446,377 shares of its common stock. As of September 30, 2004, approximately 1.1 million shares remained under First Midwest's existing repurchase authorization.

About the Company

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking markets. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 67 offices located in 49 communities, primarily in northeastern Illinois. First Midwest is the 2004 recipient of the Illinois Bank Community Service Award and has been honored by *Chicago* magazine in its September, 2004 issue as one of the 25 best places to work in Chicago.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors described in First Midwest Bancorp's 2003 Form 10-K and other filings with the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:

- Operating Highlights, Balance Sheet Highlights and Stock Performance Data (1 page)
- Condensed Consolidated Statements of Condition (1 page)
- Condensed Consolidated Statements of Income (1 page)
- Selected Quarterly Data and Asset Quality (1 page)

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables and certain additional unaudited selected financial information (totaling 3 pages) are available through the "Investor Relations" section of First Midwest's website at *www.firstmidwest.com.*

Operating Highlights

Unaudited

(Amounts in thousands except per share data)	Quarters Ended September 30,		Nine Months Ended September 30,	
	2004	2003	**2004**	2003
Net income	**$ 25,172**	$ 21,202	**$ 73,916**	$ 68,579
Diluted earnings per share................................	**$ 0.54**	$ 0.45	**$ 1.58**	$ 1.46
Return on average equity..................................	**19.03%**	16.73%	**18.72%**	18.17%
Return on average assets	**1.45%**	1.33%	**1.44%**	1.48%
Net interest margin	**3.90%**	3.90%	**3.89%**	3.99%
Efficiency ratio	**49.60%**	48.72%	**50.00%**	49.26%

Balance Sheet Highlights

Unaudited

(Amounts in thousands except per share data)	**Sept.30, 2004**	Sept. 30, 2003
Total assets..	**$ 6,931,563**	$ 6,299,237
Total loans...	**4,204,026**	3,488,212
Total deposits	**4,955,322**	4,466,519
Stockholders' equity	**535,855**	509,153
Book value per share	**$ 11.56**	$ 10.94
Period end shares outstanding..........................	**46,370**	46,551

Stock Performance Data

Unaudited

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2004	2003	**2004**	2003
Market Price:				
Quarter End	**$ 34.56**	$ 29.71	**$ 34.56**	$ 29.71
High	**$ 35.62**	$ 31.45	**$ 36.03**	$ 31.45
Low...	**$ 32.25**	$ 28.53	**$ 31.13**	$ 24.89
Quarter end price to book value	**3.0 x**	2.7 x	**3.0 x**	2.7 x
Quarter end price to consensus estimated 2004 earnings...	**16.0 x**	N/A	**16.0 x**	N/A
Dividends declared per share...........................	**$ 0.22**	$ 0.19	**$ 0.66**	$ 0.57

Condensed Consolidated Statements of Condition

Unaudited [1]

(Amounts in thousands)		September 30,		
		2004		2003
Assets				
Cash and due from banks	$	**183,472**	$	185,387
Funds sold and other short-term investments		**8,613**		19,314
Securities available for sale		**2,115,492**		2,195,138
Securities held to maturity, at amortized cost		**54,743**		62,469
Loans		**4,204,026**		3,488,212
Reserve for loan losses		**(56,707)**		(49,164)
Net loans		**4,147,319**		3,439,048
Premises, furniture and equipment		**90,173**		83,298
Investment in corporate owned life insurance		**150,165**		145,067
Goodwill and other intangible assets		**97,125**		35,680
Accrued interest receivable and other assets		**84,461**		133,836
Total assets	$	**6,931,563**	$	6,299,237
Liabilities and Stockholders' Equity				
Deposits	$	**4,955,322**	$	4,466,519
Borrowed funds		**1,252,338**		1,169,921
Subordinated debt – trust preferred securities		**129,250**		-
Accrued interest payable and other liabilities		**58,798**		153,644
Total liabilities		**6,395,708**		5,790,084
Common stock		**569**		569
Additional paid-in capital		**66,454**		69,045
Retained earnings		**693,297**		636,192
Accumulated other comprehensive income		**12,520**		33,757
Treasury stock, at cost		**(236,985)**		(230,410)
Total stockholders' equity		**535,855**		509,153
Total liabilities and stockholders' equity	$	**6,931,563**	$	6,299,237

(1) While unaudited, the Condensed Consolidated Statements of Condition have been prepared in accordance with accounting principles generally accepted in the United States and, as of September 30, 2003, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent external auditor, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended September 30, 2004.

Condensed Consolidated Statements of Income *Unaudited* [1]	Quarters Ended September 30,		Nine Months Ended September 30,	
(Amounts in thousands except per share data)	**2004**	2003	**2004**	2003
Interest Income				
Loans	$ **56,918**	$ 49,659	$ **166,066**	$ 151,574
Securities	**22,542**	21,238	**67,030**	66,887
Other	**183**	412	**481**	938
Total interest income	79,643	71,309	233,577	219,399
Interest Expense				
Deposits	**14,668**	13,713	**41,893**	43,090
Borrowed funds	**5,434**	5,589	**15,200**	19,517
Subordinated debt – trust preferred securities	**2,007**	-	**6,013**	-
Total interest expense	**22,109**	19,302	**63,106**	62,607
Net interest income	**57,534**	52,007	**170,471**	156,792
Provision for loan losses	**3,240**	2,660	**7,573**	7,730
Net interest income after provision for loan losses	**54,294**	49,347	**162,898**	149,062
Noninterest Income				
Service charges on deposit accounts	**7,873**	7,296	**21,155**	20,655
Trust and investment management fees	**2,883**	2,762	**8,883**	8,083
Other service charges, commissions, and fees	**3,942**	4,702	**11,408**	12,435
Card-based fees	**2,344**	2,088	**6,839**	6,365
Corporate owned life insurance income	**1,233**	1,183	**3,744**	3,705
Security gains (losses), net	**748**	(615)	**5,350**	2,786
(Losses) on early extinguishments of debt	**-**	(3,007)	**(2,653)**	(3,007)
Other	**(210)**	1,363	**579**	3,729
Total noninterest income	**18,813**	15,772	**55,305**	54,751
Noninterest Expense				
Salaries and employee benefits	**23,009**	21,618	**66,880**	63,043
Net occupancy expense	**3,964**	3,652	**11,839**	10,964
Equipment expense	**2,105**	2,068	**6,605**	5,873
Technology and related costs	**1,335**	2,169	**5,377**	7,014
Other	**9,946**	8,044	**29,840**	25,449
Total noninterest expense	**40,359**	37,551	**120,541**	112,343
Income before taxes	**32,748**	27,568	**97,662**	91,470
Income tax expense	**7,576**	6,366	**23,746**	22,891
Net Income	$ **25,172**	$ 21,202	$ **73,916**	$ 68,579
Diluted Earnings Per Share	$ **0.54**	$ 0.45	$ **1.58**	$ 1.46
Dividends Declared Per Share	$ **0.22**	$ 0.19	$ **0.66**	$ 0.57
Weighted Average Diluted Shares Outstanding	**46,851**	46,890	**46,926**	46,995

(1)   *While unaudited, the Condensed Consolidated Statements of Income have been prepared in accordance with accounting principles generally accepted in the United States and, for the quarter and nine months ended September 30, 2003, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent external auditor, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter and nine months ended September 30, 2004.*

Selected Quarterly Data

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands except per share data)	**9/30/04**	9/30/03	**9/30/04**	6/30/04	3/31/04	12/31/03	9/30/03
Net interest income	**$ 170,471**	$ 156,792	**$ 57,534**	$ 56,048	$ 56,889	$ 52,962	$ 52,007
Provision for loan losses	**7,573**	7,730	**3,240**	2,405	1,928	3,075	2,660
Noninterest income	**55,305**	54,751	**18,813**	19,107	17,385	19,419	15,772
Noninterest expense......................................	**120,541**	112,343	**40,359**	39,977	40,205	37,109	37,551
Net income	**73,916**	68,579	**25,172**	24,712	24,032	24,199	21,202
Diluted earnings per share	**$ 1.58**	$ 1.46	**$ 0.54**	$ 0.53	$ 0.51	$ 0.52	$ 0.45
Return on average equity..............................	**18.72%**	18.17%	**19.03%**	19.17%	17.97%	18.59%	16.73%
Return on average assets...............................	**1.44%**	1.48%	**1.45%**	1.44%	1.42%	1.54%	1.33%
Net interest margin.......................................	**3.89%**	3.99%	**3.90%**	3.81%	3.97%	4.01%	3.90%
Efficiency ratio	**50.00%**	49.26%	**49.60%**	49.89%	50.53%	45.66%	48.72%
Period end shares outstanding......................	**46,370**	46,551	**46,370**	46,632	46,537	46,581	46,551
Book value per share	**$ 11.56**	$ 10.94	**$ 11.56**	$ 10.87	$ 11.26	$ 11.22	$ 10.94
Dividends declared per share	**$ 0.66**	$ 0.57	**$ 0.22**	$ 0.22	$ 0.22	$ 0.22	$ 0.19

Asset Quality

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands)	**9/30/04**	9/30/03	**9/30/04**	6/30/04	3/31/04	12/31/03	9/30/03
Nonaccrual loans..	**$ 22,267**	$ 11,442	**$ 22,267**	$ 24,621	$ 18,704	$ 15,930	$ 11,442
Restructured loans..	**-**	7,219	**-**	-	-	7,137	7,219
Total nonperforming loans	**$ 22,267**	$ 18,661	**$ 22,267**	$ 24,621	$ 18,704	$ 23,067	$ 18,661
Foreclosed real estate...................................	**4,528**	3,842	**4,528**	4,602	4,779	5,812	3,842
Loans past due 90 days and still accruing.	**3,108**	4,806	**3,108**	4,160	6,977	3,384	4,806
Nonperforming loans to loans......................	**0.53%**	0.53%	**0.53%**	0.59%	0.45%	0.57%	0.53%
Nonperforming assets to loans plus foreclosed real estate................................	**0.64%**	0.64%	**0.64%**	0.70%	0.57%	0.71%	0.64%
Reserve for loan losses to loans..................	**1.35%**	1.41%	**1.35%**	1.36%	1.38%	1.39%	1.41%
Reserve for loan losses to nonperforming loans...	**255%**	263%	**255%**	230%	303%	245%	263%
Provision for loan losses	**$ 7,573**	$ 7,730	**$ 3,240**	$ 2,405	$ 1,928	$ 3,075	$ 2,660
Net loan charge-offs	**7,270**	6,495	**3,219**	2,347	1,704	3,055	2,620
Net loan charge-offs to average loans........	**0.23%**	0.25%	**0.30%**	0.23%	0.17%	0.35%	0.30%